UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Trecora Resources

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

894648104

(CUSIP Number)

BRADLEY L. RADOFF

2727 Kirby Drive

Unit 29L

Houston, Texas 77098

STEVE WOLOSKY

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 30, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 894648104

1	NAME OF REPORTING PERSON

The Radoff Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		60,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

60,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

60,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

2

CUSIP No. 894648104

1	NAME OF REPORTING PERSON

Bradley L. Radoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		880,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

880,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

880,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%
14	TYPE OF REPORTING PERSON

IN

3

CUSIP No. 894648104

1	NAME OF REPORTING PERSON

JEC II Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		423,642
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

423,642
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

423,642
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.7%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 894648104

1	NAME OF REPORTING PERSON

The K. Peter Heiland 2008 Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		76,357
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

76,357
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

76,357
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 894648104

1	NAME OF REPORTING PERSON

Michael Torok
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		575,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

575,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

575,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.4%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 894648104

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.10 par value per share (the “Shares”), of Trecora Resources, a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 1650 Highway 6 South, Suite 190, Sugar Land, Texas, 77478.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	The Radoff Family Foundation, a Texas non-profit corporation (the “Radoff Foundation”), with respect to the Shares directly and beneficially owned by it;
(ii)	Bradley L. Radoff (“Mr. Radoff”), with respect to the Shares directly and beneficially owned by him and as a director of the Radoff Family Foundation;
(iii)	JEC II Associates, LLC, a Delaware limited liability company (“JEC II”), with respect to the Shares directly and beneficially owned by it;
(iv)	The K. Peter Heiland 2008 Irrevocable Trust, a Delaware trust (the “Trust”), with respect to the Shares directly and beneficially owned by it; and
(v)	Michael Torok (“Mr. Torok”), with respect to the Shares directly and beneficially owned by him and as the Manager of JEC II and Trustee of the Trust.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The principal business address of each of the Radoff Foundation and Mr. Radoff is 2727 Kirby Drive, Unit 29L, Houston, Texas 77098. The principal business address of each of JEC II, the Trust and Mr. Torok is 68 Mazzeo Drive, Randolph, Massachusetts 02368. Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of the Radoff Foundation. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(c)       The principal business of Radoff Foundation is serving charitable purposes. The principal occupation of Mr. Radoff is serving as a private investor. The principal business of JEC II is investing in securities. The principal business of the Trust is investing in securities. The principal occupation of Mr. Torok is serving as the Manager of JEC II and the Trustee of the Trust.

(d)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

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CUSIP No. 894648104

(e)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Radoff and Torok are citizens of the United States of America. The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by the Radoff Foundation were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 60,000 Shares directly owned by the Radoff Foundation is approximately $497,510, including brokerage commissions.

The Shares directly owned by Mr. Radoff were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 820,000 Shares directly owned by Mr. Radoff is approximately $6,593,853, including brokerage commissions.

The Shares purchased by JEC II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 423,643 Shares owned directly by JEC II is approximately $3,466,675, including brokerage commissions.

The Shares purchased by the Trust were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 76,357 Shares owned directly by the Trust is approximately $601,406, including brokerage commissions.

The Shares directly owned by Mr. Torok were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 75,000 Shares directly owned by Mr. Torok is approximately $615,541, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons believe the Issuer’s current share price does not reflect the underlying intrinsic value of its business. The Reporting Persons have engaged with, and intend to continue to engage with, members of the Issuer’s management team and board of directors (the “Board”) regarding a range of methods to enhance shareholder value, including a potential sale of the Issuer, which the Reporting Persons believe is the best risk-adjusted option for the Issuer to pursue. The Reporting Persons intend to closely monitor the Issuer and will consider nominating qualified director candidates at the Issuer’s next annual meeting of shareholders.

8

CUSIP No. 894648104

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with shareholders of the Issuer or third parties, including potential acquirers and service providers about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, including a sale of the Issuer as a whole or in parts, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 24,394,405 Shares outstanding as of July 23, 2021, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 5, 2021.

A.	Radoff Foundation
(a)	As of the date hereof, the Radoff Foundation beneficially owns directly 60,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 60,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 60,000
4. Shared power to dispose or direct the disposition: 0

B.	Mr. Radoff
(a)	As of the date hereof, Mr. Radoff directly beneficially owns directly 820,000 Shares. As a director of the Radoff Foundation, Mr. Radoff may be deemed to beneficially own the 60,000 Shares owned by the Radoff Foundation.

Percentage: Approximately 3.6%

(b)	1. Sole power to vote or direct vote: 880,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 880,000
4. Shared power to dispose or direct the disposition: 0

9

CUSIP No. 894648104

C.	JEC II
(a)	As of the date hereof, JEC II directly beneficially owns directly 423,643 Shares.

Percentage: Approximately 1.7%

(b)	1. Sole power to vote or direct vote: 423,643
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 423,643
4. Shared power to dispose or direct the disposition: 0

D.	The Trust
(a)	As of the date hereof, the Trust beneficially owns directly 76,357 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 76,357
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 76,357
4. Shared power to dispose or direct the disposition: 0

E.	Mr. Torok
(a)	As of the date hereof, Mr. Torok beneficially owns directly 75,000 Shares. As the Manager of JEC II and the Trustee of the Trust, Mr. Torok may be deemed to beneficially own the (ii) 423,643 Shares owned by JEC II and (iii) 76,357 Shares owned by the Trust.

Percentage: Approximately 2.4%

(b)	1. Sole power to vote or direct vote: 575,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 575,000
4. Shared power to dispose or direct the disposition: 0

Each Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own the 1,455,000 Shares owned in the aggregate by all of the Reporting Persons. Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own.

(c)	Schedule B annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past 60 days. All of such transactions were effected in the open market unless otherwise noted therein.
(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
10

CUSIP No. 894648104

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On September 9, 2021, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement, dated September 9, 2021.

11

CUSIP No. 894648104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 9, 2021

The Radoff Family Foundation

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Director

/s/ Bradley L. Radoff
Bradley L. Radoff

JEC II Associates, LLC

By:	/s/ Michael Torok
	Name:	Michael Torok
	Title:	Manager

The K. Peter Heiland 2008 Irrevocable Trust

By:	/s/ Michael Torok
	Name:	Michael Torok
	Title:	Trustee

/s/ Michael Torok
Michael Torok

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CUSIP No. 894648104

SCHEDULE A

Directors and Officers of The Radoff Family Foundation

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Bradley L. Radoff Director*
Rose Radoff Director and Secretary	Director and Secretary	2727 Kirby Drive, Unit 29L, Houston, Texas 77098	United States
Russell Radoff Director	Medical Doctor	2727 Kirby Drive, Unit 29L, Houston, Texas 77098	United States

*Mr. Radoff is a Reporting Person and, as such, the information with respect to Mr. Radoff called for by Item 2 of Schedule 13D is set forth therein.

CUSIP No. 894648104

SCHEDULE B

Transactions in the Securities of the Issuer During the Past Sixty (60) Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

THE RADOFF FAMILY FOUNDATION

Purchase of Common Stock	45,000	8.3023	07/13/2021

BRADLEY L. RADOFF

Purchase of Common Stock	45,000	8.3023	07/13/2021
Purchase of Common Stock	5,000	7.8603	07/29/2021
Purchase of Common Stock	5,000	7.8941	08/04/2021
Purchase of Common Stock	20,000	7.9388	08/10/2021
Purchase of Common Stock	20,000	8.0155	08/11/2021
Purchase of Common Stock	15,000	7.9980	08/13/2021
Purchase of Common Stock	15,000	7.9794	08/16/2021
Purchase of Common Stock	25,000	7.9259	08/17/2021
Purchase of Common Stock	10,000	7.8797	08/18/2021
Purchase of Common Stock	25,000	7.7154	08/19/2021
Purchase of Common Stock	10,000	7.6435	08/20/2021
Purchase of Common Stock	27,000	7.7419	08/23/2021
Purchase of Common Stock	10,000	7.8749	08/24/2021
Purchase of Common Stock	8,000	7.8983	08/25/2021
Purchase of Common Stock	10,000	7.8741	08/26/2021
Purchase of Common Stock	21,700	7.9398	08/27/2021
Purchase of Common Stock	53,300	8.1282	08/30/2021
Purchase of Common Stock	20,000	8.3374	08/31/2021

CUSIP No. 894648104

JEC II ASSOCIATES, LLC

Purchase of Common Stock	497	8.0961	07/15/2021
Purchase of Common Stock	13,284	8.0998	07/16/2021
Purchase of Common Stock	27,307	8.0722	07/19/2021
Purchase of Common Stock	50,000	7.6999	07/28/2021
Purchase of Common Stock	21,736	7.9399	08/27/2021
Purchase of Common Stock	78,264	8.1626	08/30/2021
Purchase of Common Stock	28,821	8.3370	09/03/2021
Purchase of Common Stock	115,290	8.3460	09/07/2021
Purchase of Common Stock	29,532	8.4000	09/08/2021

K. PETER HEILAND 2008 IRREVOCABLE TRUST

Purchase of Common Stock	25,000	7.7052	7/28/2021
Purchase of Common Stock	50,000	7.9061	7/29/2021
Purchase of Common Stock	1,357	8.2261	8/31/2021

MICHAEL TOROK

Purchase of Common Stock	10,000	7.6999	07/28/2021
Purchase of Common Stock	10,000	7.7000	07/28/2021
Purchase of Common Stock	10,000	8.3786	09/08/2021
Purchase of Common Stock	5,000	8.3990	09/08/2021
Purchase of Common Stock	2,750	8.3650	09/08/2021
Purchase of Common Stock	2,250	8.3421	09/08/2021
Purchase of Common Stock	35,000	8.3996	09/08/2021